

Mail Stop 3720

July 21, 2009

Mr. Michael McDonnell
Chief Financial Officer
Intelsat, Ltd.
Wellesley House North, 2nd Floor
90 Pitts Bay Road
Pembroke, Bermuda HM 08

> **RE:** **Intelsat, Ltd.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 19, 2008**
>
> **Form 10-Q for the quarterly period ended March, 31, 2009**
> **Filed May 13, 2009**
> **File No. 000-50262**

Dear Mr. McDonnell:

We have reviewed your supplemental response letter dated June 17, 2009 as well as your filing and have the following comments. As noted in our comment letter dated May 26, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the fiscal year ended December 31, 2008

Asset Impairment Assessments, page 83

1. We note your response to prior comment three in your letter dated June 17, 2009. Revise the last paragraph of the proposed disclosure to separately disclose the weighted average discount rate of comparable companies and the equity risk premium. Further as previously requested in prior comment three provide a discussion of your historical cash flows growth rates and disclose the minimum growth rate needed in your cash flow projections in order to avoid having a goodwill impairment charge. Provide us with your proposed disclosures.

2. We note your statement that the equity value produced by the discounted cash flow analysis exceeded the carrying value of your equity by a substantial amount as of October 1, 2008, the date of your annual testing date. Supplementally tell us the

significant cushion you have in regards to your goodwill balance and the growth rates used in your discount cash flow analysis.

3. We note your response to prior comment four in your letter dated June 17, 2009. Please include in more details the assumptions used to determine the fair value of your unit(s) of accounting, describe any changes in the assumptions since your last impairment test, and tell us the impact if any due to the current economic environment. Provide a sensitivity analysis showing the impact on your impairment test resulting from a one percent decline in your significant assumptions, including the effect of a one percent decline in net cash flows. Further provide us with a sensitivity analysis that discloses the impairment that would have resulted from hypothetical reductions in the fair value of your orbital locations at the time of your impairment test. In this regard we note that the range proposed in your response in regards to the discount rates is not useful to investors.

4. Refer to your responses to comments four and five in your letter dated June 17, 2009. We note that you use the orbital locations as a network, that you believe the orbital locations as a group represent the highest and best use of the assets and would yield the highest price, if sold as a group, and that your marketing and branding supports your conclusion that these assets are complimentary. Based on the above indicators, among others, you have concluded that you can combine your rights to operate the orbital locations into a single unit of accounting in accordance with EITF 02-7. However, it appears that for purposes of the impairment test you are valuing the orbital locations with positive cash flow on an in-use basis and valuing the other locations (with negative cash flow) separately on an in-exchange basis. Accordingly, it does not appear you are testing these assets for impairment consistently with your conclusion that the orbital locations represent a single unit of accounting. Since you have identified only 1 unit of accounting pursuant to EITF 02-7, we believe you should test your orbital locations at that level. For example, you should perform a discounted cash flow analysis using the "build-up method" for all of your orbital locations combined and compare the resulting fair value to the carrying value. Please revise or advise.

Further, it is unclear to us why you believe it is appropriate to assign a value based upon independent source data for recent transactions of similar orbital locations when the build up method did not generate positive value. Specifically, why would another market participant be willing to pay for an orbital location that generates negative cash flow? What adjustments if any should be factored into the market approach to account for differences between the subject orbital location and the observable market transactions? If you determined fair value appropriately using the build up method, such value would appear to represent the amount an investor would be willing to pay for the right to operate a satellite business at an orbital location, as you have disclosed in your Form 10-Q for the quarterly period ended March 31, 2009. Please advise.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director